

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

James N. Woody
Chief Executive Officer and Director
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, CA 94306

      Re: 180 Life Sciences Corp.
            Registration Statement on Form S-1
            Filed July 20, 2021
            File No. 333-258045

Dear Dr. Woody:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joe McCann at (202) 551-6262 or Fredrick Philantrope at (202) 551-6875 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Michael T. Campoli